Market Release 06/11/2025 JAMES HARDIE INDUSTRIES PLC Security Code: JHX Pause in Trading Trading in the securities of the entity will be temporarily paused pending a further announcement. . ASX Listings Compliance 06/11/2025 Market Announcement 1/1